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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 29606

SHARPE RESOURCES CORPORATION.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 4009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sharpe Resources Corporation

(Registrant) By:\s\ Roland M. Larsen (Signature)*

Date: May 26, 2005 President & CEO

* Print the name and title of the signing officer under his signature.

NOTICE TO SHAREHOLDERS FOR THE THREE MONTHS ENDED MARCH 31, 2005

SHARPE RESOURCES CORPORATION

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Sharpe Resources Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2004 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

Auditors' involvement

The auditors of Sharpe Resources Corporation have not performed a review of the unaudited consolidated financial statements for the three months ended March 31, 2005 and March 31, 2004.

SHARPE RESOURCES CORPORATION
Consolidated Balance Sheets (Prepared by Management)
(Expressed in United States Dollars)
March 31,		December 31,
2005		2004
(Unaudited)		(Audited)
Assets
Current assets
Cash	$20,532	$ 34,557
Trade and sundry receivables	19,620	19,620
Due from related parties	21,547	21,547
Inventory	5,760	5,760
	67,459	81,484
Option to acquire mineral property	78,125	78,125
	$145,584	$ 159,609
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$79,264	$ 96,935
Due to related parties	108,163	76,515
	187,427	173,450
Long-term debt	664,533	664,533
Future site restoration and abandonment costs	13,500	13,500
	865,460	851,483
Shareholders' equity
Capital stock
Authorized - Unlimited common shares
Issued - 35,184,803 common shares	10,999,986	10,999,986
Contributed surplus (Note 2)	17,660	17,660
Deficit	(11,737,522)	(11,709,520)
	(719,876)	(691,874)
	$145,584	$ 159,609

SHARPE RESOURCES CORPORATION

Consolidated Statements of Operations and Deficit (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited) Three Months Ended March 31, 2005 2004

Petroleum and natural gas operations $ -$ 14,800

Expenses Operating 14,992 108,984 General and administrative 6,365 3,851 Interest 6,645 7,017

28,002 119,852

Loss for the period (28,002) (105,052) DEFICIT, beginning of period (11,709,520) (11,514,611) DEFICIT, end of period $ (11,737,522) $ (11,619,663)

SHARPE RESOURCES CORPORATION

Consolidated Statements of Cash Flows (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited) Three Months Ended March 31, 2005 2004

Cash provided by (used in)
OPERATING ACTIVITIES
Loss for the period	$(28,002)	$(105,052)
Changes in non-cash working capital items	13,977	104,889
Change in cash	(14,025)	(163)
Cash, beginning of period	34,557	62,231
Cash, end of period	$20,532	$62,068

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management) (Expressed in United States Dollars) Three Months Ended March 31, 2005 (Unaudited)

1. ACCOUNTING POLICIES

Sharpe Resources Corporation ("Sharpe" or the "Corporation") is a publicly held company, engaged primarily in the exploration for production of petroleum and natural gas properties through its wholly-owned subsidiary, Sharpe Energy Company ("Sharpe Energy"), in a single cost centre being the United States. The Corporation is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In 2001, the Corporation sold substantially all of its petroleum and natural gas properties. The Corporation still retains interests in two oil producing properties located in the State of Texas. The Corporation is continuing to evaluate opportunities within and outside of the natural resources business.

In August 1999, Sharpe Energy was forced to voluntarily seek Chapter 11 reorganization under the United States Bankruptcy Code and on March 27, 2000, Sharpe Energy's second plan of reorganization ("the Chapter 11 Plan") was confirmed under which the Corporation recorded a gain on settlement of debt of $1,313,900 in 2000.

At March 31, 2005, the Corporation still has outstanding debt under the Chapter 11 Plan.

As of September 15, 2004, the Corporation changed its focus away from the oil and gas business into precious metals exploration and development in the western US. To this end Sharpe has purchased an option (the “Option”) from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM’s gold project located in Lyon County, Nevada (the “Project”), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $100,000 (Cdn) ($78,125 US). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Corporation be unable to continue in business.

The unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2005 may not be necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Corporation's annual financial statements for the year ended December 31, 2004. For further information, refer to the financial statements and notes thereto included in the Corporation's annual financial statements for the year ended December 31, 2004.

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management) (Expressed in United States Dollars) Three Months Ended March 31, 2005 (Unaudited)

2.		STOCK OPTIONS
Weighted Average
Number of common shares			Exercise price
Balance, beginning and end of period	3,250,000		$ 0.10 Cdn
A summary of the stock options outstanding is as follows:
	NUMBER OF	EXERCISE	EXPIRY
Black-Scholes	OPTIONS	PRICE	DATE
Value ($)		Cdn ($)
nil	219,000	0.15	May 4, 2005
nil	600,000	0.10	May 8, 2007
nil	1,000,000	0.10	May 13, 2007
17,660	1,431,000	0.10	May 8, 2008
17,660	3,250,000
  WARRANTS As of March 31, 2005, the Corporation had no warrants outstanding.

    SEGMENTED INFORMATION

    The Corporation has one reportable business segment. Substantially all of the Corporation's assets are located in the United States except for small balances held in Canadian banks. The Corporation's operations in Canada consist of general and administrative expenses necessary to maintain the Corporation's public company status.
  INCOME TAXES

Estimated taxable income for the period ended is nil. Based on the level of historical taxable income, it cannot be reasonably estimated at this time if it is more likely than not that the Corporation will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery of loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management) (Expressed in United States Dollars) Three Months Ended March 31, 2005 (Unaudited)

    INCOME TAXES (continued)

    For further information on the Corporation's actual losses for tax purposes, refer to the December 31, 2004 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.
  BASIC AND DILUTED LOSS PER SHARE

The loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options. For both periods presented, the conversion of stock options was not included in the calculation because their inclusion would be anti-dilutive.

The following table sets out the computation for basic and diluted loss per share:

2005 2004

Numerator: Loss for the period $ (28,002) $ (105,052)

Denominator: Average number of common shares outstanding 35,184,803 33,184,803

Weighted average number of common shares outstanding 35,184,803 33,184,803

Basic and diluted loss per share $ 0.00 $ 0.00

7. SUBSEQUENT EVENT

On May 16, 2005, the Corporation granted 480,000 stock options to directors to purchase common shares of the Corporation at a price of $0.10 per share and expire May 16, 2010.